THE DREYFUS FAMILY OF FUNDS

c/o The Dreyfus Corporation

200 Park Avenue

New York, New York 10166

June 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention:   Jason Fox

Re:       Review of Fund Filings on Form N-CSR

Ladies and Gentleman:

This letter is written in response to comments regarding the above-referenced filings discussed via telephone with Mr. Jason Fox of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 20, 2016.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety in the order discussed, and the response is set out immediately following each comment.

1.      Comment.   Amended Form N-CSRs were filed on behalf of Dreyfus GNMA Fund, a series of Dreyfus Premier GNMA Fund, Inc., on August 31, 2015 and September 30, 2015 with no cover letter, and an amended Form N-CSR was filed on behalf of Dreyfus Natural Resources Fund, a series of Dreyfus Opportunity Funds, on February 3, 2016 with a cover letter that did not provide the reasons for filing an amended Form N-CSR.  Please confirm the reasons for each of the three amended Form N-CSR filings.

Response.  With respect to Dreyfus GNMA Fund, the Annual Report to Shareholders dated April 30, 2015, which was filed as part of the fund’s N-CSR on June 30, 2015, inadvertently did not include disclosure with respect to the approval of the fund’s management agreement under Section 15(c) of the Investment Company Act of 1940, as amended (the “Management Agreement Disclosure”).  On August 31, 2015, an updated Annual Report to Shareholders dated April 30, 2015, which included the Management Agreement Disclosure, was filed as part of an amended Form N-CSR.  The updated Annual Report to Shareholders dated April 30, 2015, however, incorrectly included a President’s Letter to Shareholders that inadvertently discussed municipal bond funds, as opposed to taxable bond funds, so, on September 3, 2015, a second updated Annual Report to Shareholders dated April 30, 2015, which included the Management Agreement Disclosure and an updated President’s Letter, was filed as part of an amended Form N-CSR. The second revised Annual Report to Shareholders dated April 30, 2015 was sent to shareholders and posted on the fund’s website.

With respect to Dreyfus Natural Resources Fund, the Annual Report to Shareholders dated September 30, 2015, which was filed as part of the fund’s Form N-CSR on December 1, 2015, inadvertently did not include the Management Agreement Disclosure.  On February 3, 2016, an updated Annual Report to Shareholders dated September 30, 2015, which included the Management Agreement Disclosure, was filed as part of an amended Form N-CSR.  The revised Annual Report to Shareholders dated September 30, 2015 was sent to shareholders and posted on the fund’s website.

Each Registrant undertakes to include a cover sheet detailing the reason for any amendments going forward.

2.      Comment.  After a fund liquidates and/or merges out of existence, the fund’s status on the EDGAR system should be changed to “inactive”.   Dreyfus Worldwide Dollar Money Market Fund and Dreyfus 100% U.S. Treasury Money Market Fund were recently liquidated and/or merged yet continue to show as “active” on the EDGAR system.  Please change the status of these two funds to “inactive”.

Response.  Dreyfus Worldwide Dollar Money Market Fund and Dreyfus 100% U.S. Treasury Money Market Fund merged into other Dreyfus money market funds on September 18, 2015 and December 4, 2015, respectively.   It is generally our policy to change a fund’s status from “active” to “inactive” on the EDGAR system only after all required filings with the Commission have been completed.  Form N-PX, the Annual Report of Proxy Voting Record of Registered Management Investment Company, will be filed for each of these funds no later than August 31, 2016, and each fund’s status will be changed from “active” to “inactive” after the Form N-PX is filed on behalf of each fund.

3.      Comment.  Dreyfus MLP Fund, a series of Strategic Funds, Inc., normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in master limited partnership (MLP) investments (the “80% test”).  In the fund’s Annual Report to Shareholders dated November 30, 2015, the Statement of Investments reflects 73.5% of the fund’s investments in MLPs, 13.6% in common stock and approximately 12% in other investment companies.  Please confirm if, and explain how, the fund is compliant with the 80% test.

Response.   Dreyfus MLP Fund seeks total return (consisting of capital appreciation and income). To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in master limited partnership (MLP) investments.  As stated in the fund’s prospectus (emphasis added):

MLP investments may include, but are not limited to: MLPs structured as limited partnerships (LPs) or limited liability companies (LLCs); MLPs that are taxed as "C" corporations; institutional units issued by MLP affiliates that represent indirect interests in MLPs; "C" corporations that hold significant interests in MLPs; private investments in public equities (PIPEs) issued by MLPs; and other U.S. and non-U.S. equity (principally common stocks) and debt securities (principally bonds and notes) and derivative instruments, including pooled investment vehicles, such as exchange traded funds (ETFs), and exchange-traded notes (ETNs), that provide exposure to MLPs.

Because some holdings of common stock in the portfolio (e.g., Kinder Morgan: 5.3%, InfraREIT: 5.0%, NiSource: 1.4%) also provide exposure to MLPs, those holdings are included in the fund’s 80% test and, together with the MLPs, comprised approximately 85.2% of the fund’s portfolio, as of November 30, 2015.

4.      Comment.  The Schedule of Investments for all funds that invest in other registered investment companies should reflect the class of shares of the underlying fund in which the fund is invested.

Response.  Beginning with reports ended May 31, 2016, a fund’s Statement of Investments will disclose the share class of any underlying fund in which a fund invests.

5.      Comment.  The Schedule of Investments for Dreyfus High Yield Fund in the Annual Report to Shareholders for the period ended December 31, 2015 reflects holdings in Valeant Pharmaceuticals.  Due to the recent regulatory issues of this company, please advise what steps, if any, were taken in connection with the valuation of these securities.

Response.  As of December 31, 2015, Dreyfus High Yield Fund held the Valeant Pharmaceuticals securities noted below, each of which was exempt from registration pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A Securities”):

Bonds and Notes	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Valeant Pharmaceuticals International, Gtd. Notes	6.75	8/15/18	5,750,000	5,727,000
Valeant Pharmaceuticals International, Gtd. Notes	6.38	10/15/20	2,700,000	2,619,000
Valeant Pharmaceuticals International, Gtd. Notes	7.50	7/15/21	2,750,000	2,756,875
Valeant Pharmaceuticals International, Gtd. Notes	6.75	8/15/21	2,170,000	2,104,900
Valeant Pharmaceuticals International, Gtd. Notes	5.63	12/1/21	385,000	356,125
Valeant Pharmaceuticals International, Gtd. Notes	5.50	3/1/23	1,200,000	1,062,000

With respect to the valuation of these securities, the fund adhered to its Procedures for Valuation of Portfolio Securities, which reflect the methods for determining the value of portfolio securities and other investments held by the fund.  The Rule 144A Securities were valued by an independent pricing service approved by the fund’s Board (the “Primary Pricing Service”).  At no time during the period covered by the fund’s Annual Report to Shareholders dated December 31, 2015 was a price unavailable from the Primary Pricing Service.  The Dreyfus Corporation, the fund’s investment adviser, monitored the valuations provided by the Primary Pricing Service and regularly checked the prices provided by the Primary Pricing Service against prices provided by two other pricing services (the “Secondary Pricing Services”), noting that the prices provided by the Secondary Pricing Services were substantially similar to the prices provided by the Primary Pricing Service throughout the reporting period.  It should be noted that after December 31, 2015, the fund did sell some of these holdings, either partially or fully, and the prices that had been received by the Primary Pricing Service which the fund used to value these securities closely approximated the sale prices obtained and any deviations between the prices obtained by the Primary Pricing Service and the sales prices were de minimis.

6.      Comment.   Please confirm that all required affiliated transactions have been disclosed in the Notes to the Financials, including:

a.       Cross Trades;

b.      Interfund Lending;

c.       Affiliated Ownership.

Response.  All affiliated transactions have been disclosed, including: trades pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended, and any affiliated ownership.  There has been no interfund lending performed between funds in The Dreyfus Family of Funds.

7.      Comment.  Please confirm that none of the expense waivers noted in Form N-CSRs are subject to recoupment.

Response.  None of the expense waivers currently disclosed in the Form N-CSRs are subject to recoupment.

At the request of the Staff, we hereby acknowledge the following:

the affected Registrants are responsible for the adequacy and accuracy of the responses in this letter;

Staff comments or responses to Staff comments relating to the various Commission filings do not foreclose the Commission from taking any action with respect to any such filings; and

a Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    /s/ James Bitetto

                                                                                    James Bitetto

                                                                                    Vice President of the Registrants

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